UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
FORM 4

/      /  Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

(Print or Type Responses)

1.  NAME AND ADDRESS OF REPORTING PERSON*

Getz                          James                   F.
(LAST)                        (FIRST)                 (MIDDLE)

c/o Federated Investors, Inc.
Federated Investors Tower
(STREET)

Pittsburgh                    PA                      15222-3779
(CITY)                        (STATE)                 (ZIP)

2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
      Federated Investors, Inc.     FII


3.  I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)



4.  STATEMENT FOR MONTH/YEAR
      8/98



5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)



6.  RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER
(CHECK ALL APPLICABLE)
___X____ Director             ________ 10% Owner
___X____ Officer (give title below) ________ Other (specify below)
      President Retail Sales Division of Federated Securities Corp.


7.  INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LIMIT)
___X__   Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person




             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of      2. Transaction  3.  Transaction  4.  Securities Acquired (A)   5.  Amount    6.          7.  Nature of
   Security         Date             Code             or Disposed of (D)         of            Ownership   Indirect
   (Instr. 3)                        (Instr. 8)       (Instr. 3, 4, and 5)       Securities    Form:       Beneficial
                    (Month/day/year)                                             Beneficially  Direct (D)  Onwership
                                                                                 Owned at End  or          (Instr. 4)
                                                                                 of Month      Indirect
                                                                                 (Instr. 3     (I)
                                                                                 and 4)        (Instr. 4)

                                  Code    V        Amount     (A) or   Price
                                                              (D)



Class B Common   8/27/98                  P        2,300      A        14.375    627,255 (1)     D
   Stock

Class B Common   8/27/98                  P        2,700      A        14.125    627,255 (1)     D
   Stock

Class B Common   8/27/98                  P        10,000     A        14.125    627,255 (1)     D
   Stock

Class B Common   8/28/98                  P        4,000      A        14.6875   627,255 (1)     D
   Stock

Class B Common   8/28/98                  P        1,000      A        14.50     627,255 (1)     D
   Stock



     Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

1 Includes 17,155 shares of Issuer's Class B Common Stock acquired by the Reporting Person, in an Exempt, Non-Reportable transaction under the Federated Investors Profit Sharing Plan.






FORM 4 (continued)
  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, COVERTIBLE SECURITIES)

1.  Title of   2. Conversion or    3. Transaction      4. Transaction      5. Number of   6. Date Exercisable   7. Title and Amount
    Derivative    Exercise Price      Date                Code (Instr. 8)     Derivative     and Expiration        Underlying
    Security      of Derivative       (Month/Day/Year)                        Securities     (Month/Day/Year)      Securities
    (Instr. 3)    Security                                                    Acquired (A)                         (Instr. 3 and 4)
                                                                              or Disposed of
                                                                              (D)
                                                                              (Instr. 3,4 and 5)


                                                       Code     V              (A)   (D)       Date      Expiration   Title  Amount
                                                                                               Exercisable    Date           Number
                                                                                                                             of
                                                                                                                             Shares




8.  Price of Derivative       9. Number of        10. Ownership Form of         11.  Nature of Indirect
    Security                     Derivative           Derivative Security            Beneficial Onwership
    (Instr. 5)                   Securities           Direct (D) or Indirect         (Instr. 4)
                                 Benficially          (I) (Instr. 4)
                                 Owned at End
                                 of Month
                                 (Instr. 4)










Explanation of Responses:

** Intentional misstaments or omissions of facts constitute Federal Criminal
   Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/S/ JAMES F. GETZ                   SEPTEMBER 10, 1998
--------------------------------    ------------------
**Signature of Reporting Person     Date